                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                                 PERRIGO COMPANY
             -------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    714290103
             -------------------------------------------------------
                                 (CUSIP Number)

                                   Moshe Arkin
                     c/o Perrigo Israel Pharmaceuticals Ltd.
                    29 Lehi Street, B'nei-Brak 51200, Israel
                            Telephone: 972-3-577-3690
       -------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 5, 2011
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP No. 714290103                   13D                    Page 2 of 7
-------------------                                          -------------------

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Moshe Arkin
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO, PF
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)           [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
                             None
  NUMBER OF             --------------------------------------------------------
   SHARES               8.   SHARED VOTING POWER
BENEFICIALLY                 5,271,224 Shares (*)
  OWNED BY              --------------------------------------------------------
    EACH                9.   SOLE DISPOSITIVE POWER
  REPORTING                  None
   PERSON               --------------------------------------------------------
    WITH                10.  SHARED DISPOSITIVE POWER
                             5,271,224 Shares (*)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,271,224 Shares (*)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.68% (Based on 92,726,110 outstanding shares) (**)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

(*) This figure is as of May 24, 2011. When the obligation to file this Schedule
13D arose on May 5, 2011, this figure was 5,856,174.

(**)This figure was 6.32% when the obligation to file this Schedule 13D arose on
May 5, 2011.

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CUSIP No. 714290103                   13D                    Page 3 of 7
-------------------                                          -------------------

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nichsei Arkin Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
                             None
  NUMBER OF             --------------------------------------------------------
   SHARES               8.   SHARED VOTING POWER
BENEFICIALLY                 5,271,224 Shares (*)
  OWNED BY              --------------------------------------------------------
    EACH                9.   SOLE DISPOSITIVE POWER
  REPORTING                  None
   PERSON               --------------------------------------------------------
    WITH                10.  SHARED DISPOSITIVE POWER
                             5,271,224 Shares (*)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,271,224 Shares (*)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.68% (Based on 92,726,110 outstanding shares) (**)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

(*) This figure is as of May 24, 2011. When the obligation to file this Schedule
13D arose on May 5, 2011, this figure was 5,856,174.

(**)This figure was 6.32% when the obligation to file this Schedule 13D arose on
May 5, 2011.

     The Schedule 13D filed by Moshe Arkin ("Arkin") and Nichsei Arkin Ltd.
("Nichsei") on March 25, 2005 relating to shares of common stock, without par value (the "Perrigo Shares") of Perrigo Company, a Michigan company ("Perrigo"), as amended by Amendment No. 1 filed on August 28, 2008, as amended by Amendment
No. 2 filed on September 11, 2008, as amended by Amendment No. 3 filed on
October 23, 2008, and as amended by Amendment No. 4 filed December 15, 2009, is hereby further amended as set forth below by this Amendment No. 5 (this
"Statement") in connection with the sale of shares by Arkin and Nichsei.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of Schedule 13D is hereby amended and restated as follows:

     (a) - (c), (f) This Statement is filed by Moshe Arkin, an individual who is a citizen of the State of Israel ("Arkin"), and Nichsei Arkin Ltd., an Israeli
company controlled by Arkin ("Nichsei"). Arkin's and Nichsei's principal business address is 6 Hachoshlim Street, Herzelia 46724, Israel. Arkin is the
sole director and executive officer of Nichsei. His present principal business occupation is investing personal funds.

     (d) - (e) During the last five years, neither Arkin or Nichsei has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The last paragraph of Item 3 of Schedule 13D is hereby amended in its entirety as follows:

     Arkin and Nichsei acquired 10,022,092 Perrigo Shares as a result of a
Merger described and defined in the Schedule 13D filed March 25, 2005. Since acquiring these Perrigo Shares, Arkin has received employee stock options, restricted stock awards, and restricted stock units in connection with his former position as Vice Chairman of Perrigo and current position as a member of the Board of Directors of Perrigo. Arkin did not pay additional consideration in connection with the acquisition of these employee stock options, restricted stock awards, and restricted stock units. Using personal funds, Mr. Arkin exercised 87,351 of these stock options, restricted stock awards, and restricted stock units on February 17, 2011. No stock options, restricted stock awards or restricted stock units held by Mr. Arkin are currently exercisable. In addition, since acquisition of the Perrigo Shares as a result of the Merger, Arkin and
Nichsei have sold 4,750,868 shares, including 1,600 donated to charity.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of Schedule 13D is hereby amended by adding the following paragraphs before the last paragraph of Item 4:

     In addition, in his capacity as Director of Perrigo, Mr. Arkin received
2,224 stock options on November 9, 2010 (with an exercise price of $59.74 and vesting on November 9, 2011).

In addition, in his capacity as Director of Perrigo (and pursuant to
Perrigo's 2008 Long-Term Incentive Plan), Mr. Arkin received 1,130 Perrigo
Shares as a restricted stock award on November 9, 2010 (vesting November 9,
2011).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Schedule 13D is hereby amended and restated as follows:

     (a) As of May 24, 2011, as a result of Arkin's control over Nichsei, Arkin is the beneficial owner (within the meaning of Rule 13d-3 under the Exchange
Act) of 5,271,224 Perrigo Shares held of record by Arkin and Nichsei, which represent approximately 5.68% of the total outstanding Perrigo Shares (based on the number of Perrigo Shares disclosed as outstanding on Form 10-Q filed by
Perrigo on May 3, 2011). Of these, Nichsei is the record holder of 5,271,224
Perrigo Shares, and Arkin is the beneficial holder of 0 Perrigo Shares that he has a right to acquire based on various employee stock option grants and restricted stock awards currently exercisable (this figure does not include
17,092 employee stock option grants and restricted stock awards not currently exercisable).

     (b) As a result of Arkin's control over Nichsei, Arkin and Nichsei have the shared power to direct the vote and the shared power to direct the disposition of 5,271,224 Perrigo Shares. In addition, Arkin has the sole power to direct the vote and the sole power to direct the disposition of an additional 0 Perrigo
Shares that he has a right to acquire based on various employee stock option grants and restricted stock awards currently exercisable (this figure does not include 17,092 employee stock option grants and restricted stock awards not currently exercisable).

     (c) In the last 60 days, the below-listed transactions in Perrigo Shares, or securities convertible into, exercisable for, or exchangeable for Perrigo
Shares, were consummated by the persons referenced in Item 2 (each of which sales were effected in ordinary brokerage transactions).

                         NUMBER OF                              SALE PRICE PER
   DATE OF SALE         SHARES SOLD        SECURITY TYPE           SHARE ($)
---------------------     -------     ------------------------     -------

    March 3, 2011          22,099     Ordinary Shares               77.286
    May 5, 2011           165,050     Ordinary Shares               86.032
    May 6, 2011            65,095     Ordinary Shares               87.126
    May 9, 2011           141,127     Ordinary Shares               87.627
    May 10, 2011           78,553     Ordinary Shares               87.516
    May 11, 2011           50,175     Ordinary Shares               87.241
    May 12, 2011          100,000     Ordinary Shares               87.426
    May 13, 2011            7,195     Ordinary Shares               87.782
    May 18, 2011          142,805     Ordinary Shares               86.313

     (d) Not applicable.

     (e) Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2011

                                           NICHSEI ARKIN LTD.

                                           By: /s/ Menachem Inbar
                                           ----------------------
                                           Name: Menachem Inbar*
                                           Title: Attorney-in-fact for Moshe
                                           Arkin, Chairman of Nichsei Arkin Ltd.

                                           MOSHE ARKIN

                                           By: /s/ Menachem Inbar
                                           ----------------------
                                           Name: Menachem Inbar**
                                           Title: Attorney-in-fact

----------

* Duly authorized under Special Power of Attorney appointing Menachem Inbar attorney-in-fact, dated August 12, 2008 by and on behalf of Moshe Arkin as
Chairman of Nichsei Arkin Ltd. (incorporated herein by reference to Exhibit 24.1 to Amendment No. 1 to Schedule 13D filed by Arkin and Nichsei on August 28,
2008).

** Duly authorized under Special Power of Attorney appointing Menachem Inbar attorney-in-fact, dated August 12, 2008 by and on behalf of Moshe Arkin
(incorporated herein by reference to Exhibit 24.2 to Amendment No. 1 to Schedule
13D filed by Arkin and Nichsei on August 28, 2008).

                                INDEX TO EXHIBITS

Exhibit
Number    Document
------    --------

A         Agreement and Plan of Merger, dated November 14, 2004, by and among
          Perrigo Company, Perrigo Israel Opportunities Ltd. and Agis Industries
          (1983) Ltd. (incorporated herein by reference to Exhibit 2.1 to the
          Current Report on Form 8-K filed by Perrigo Company on November 18,
          2004).

B         Lock-up Agreement, dated November 14, 2004, by and among Perrigo
          Company, Perrigo Israel Opportunities Ltd. and Moshe Arkin
          (incorporated herein by reference to Exhibit 10.5 to the Current
          Report on Form 8-K filed by Perrigo Company on November 18, 2004).

C         Registration Rights Agreement, dated November 14, 2004, by and between
          Perrigo Company and Moshe Arkin (incorporated herein by reference to
          Exhibit 10.1 to the Current Report on Form 8-K filed by Perrigo
          Company on November 18, 2004).

D         Nominating Agreement, dated November 14, 2004, by and between Perrigo
          Company and Moshe Arkin (incorporated herein by reference to Exhibit
          10.2 to the Current Report on Form 8-K filed by Perrigo Company on
          November 18, 2004).

E         Employment Agreement, dated November 14, 2004, by and among Perrigo
          Company, Agis Industries (1983) Ltd. and Moshe Arkin (incorporated herein by reference to Exhibit 99.6 to the Registration Statement on
          Form S-4 filed by Perrigo Company on February 11, 2005).

F         Joint Filing Agreement, dated March 25, 2005, between Moshe Arkin and
          Nichsei Arkin Ltd. (incorporated herein by reference to Exhibit 99 to the Schedule 13D filed by Moshe Arkin and Nichsei Arkin Ltd. on March
          25, 2005).

G         Sales Plan, dated September 5, 2008, between Nichsei Arkin Ltd. and
          J.P. Morgan Securities Inc. (incorporated herein by reference to
          Exhibit 99 to Amendment No. 2 to Schedule 13D filed by Moshe Arkin and
          Nichsei Arkin Ltd. on September 11, 2008).

24.1      Power of Attorney of Moshe Arkin as Chairman of Nichsei Arkin Ltd.,
          dated August 12, 2008 (incorporated herein by reference to Exhibit
          24.1 to Amendment No. 1 to Schedule 13D filed by Moshe Arkin and
          Nichsei Arkin Ltd. on August 28, 2008).

24.2      Power of Attorney of Moshe Arkin, dated August 12, 2008 (incorporated herein by reference to Exhibit 24.2 to Amendment No. 1 to Schedule 13D filed by Moshe Arkin and Nichsei Arkin Ltd. on August 28, 2008).